FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F   X        Form 40-F
                                 -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                 No      X
                                 -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                 No      X
                                 -----                 -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                 No      X
                                 -----                 -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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   ENDESA Presents Its Renewable Energies Program in London as Part
  of the Company's Strategic Plan; At a Conference Organised by SCH

    NEW YORK--(BUSINESS WIRE)--Jan. 26, 2005--ENDESA (NYSE:ELE)

    -- ENDESA earmarks Euro 1.9 billion to develop renewable energy in Europe in the period spanning 2005 and 2009.

        -- Euro 1.4 billion will be invested in Spain and Portugal and

        --  Euro 500 million in Italy and France.

    -- During this period, ENDESA will develop 2,500 MW of renewable energy projects in Europe, of which 2,100 MW will be installed in Spain and Portugal and 400 MW in Italy and France.

    -- 29% of the investment in the next five years will be used to develop new renewable energy capacity.

    ENDESA (NYSE:ELE) presented its renewable energies program today in London as part of its strategic plan.
    The presentation was made by ENDESA's General Manager for the Generation business, Manuel Moran, at a conference organised by Spanish bank Santander Central Hispano.
    During his speech, Mr. Moran stressed the investment that ENDESA has made and will continue to make in the development of renewable energies: 29% of the total investment envisaged by the group's strategic plan for the period 2005-2009.
    Manuel Moran also gave details of the main lines of action to be followed by ENDESA over the next five years. The group has earmarked Euro 1.4 billion for investment to increase installed capacity in Spain and Portugal by 2,100MW to 4,100MW Most of this will go to wind farms. While the bulk of this investment will be made in Spain, ENDESA considers Portugal to be an important market in which to expand in the field of renewable energy ahead of the future integrated Iberian market. ENDESA currently participates in several projects in Portugal (100MW) and is developing a further 60MW of wind farm capacity.
    In the rest of Europe the group expects to invest Euro 500 million to develop a total of 400MW of capacity, of which 350MW will be in Italy and 55MW in France. ENDESA considers the development of new renewable energy capacity in Italy to be an investment opportunity which will improve its generation mix in that country. ENDESA currently has 20 MW of wind farm capacity in Sardinia and recently signed a framework agreement with Gamesa Energia by which it will acquire from this company wind farms in Italy with a total installed capacity of 200 MW in a period of three years. Furthermore, ENDESA has been awarded 100% of the Italian company IDAS, owner of the development rights for three wind farms in Sicily (Italy), with total installed capacity of 90.95MW.
    In Latin America ENDESA sees scope for the development of new projects in those countries where it already operates by contributing its experience and know-how. It also hopes to develope the flexible mechanisms envisaged by the Kyoto protocol in this region.
    Lastly, Mr. Moran stated ENDESA's strategic plan would add a new strand of renewable capacity to the company's generation mix, giving ENDESA an appropriately diversified capacity and underlining its commitment to environmental and sustainable development issues in markets where it operates.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: January 26th, 2005    By: /s/ David Raya
                                --------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations